Innovative International Acquisition Corp.

24681 La Plaza Ste 300

Dana Point, CA 92629

VIA EDGAR

November 17, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Isaac Esquivel

Re:	Innovative International Acquisition Corp. Form 10-K for the Year Ended December 31, 2021 Filed March 29, 2022 File No. 001-40964

Dear Mr. Esquivel:

Innovative International Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 9, 2022, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on March 29, 2022 (the “Annual Report”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s sponsor, Innovative International Sponsor I LLC, a Delaware limited liability company (the “Sponsor”), is not, and is not controlled by, or has substantial ties with a non-U.S. person. The Chief Operating Officer of the Company, who is also a director of the Company, is a non-U.S. person. Another director of the Company and an advisor of the Company are also non-U.S. persons. Those individuals hold certain founder shares through the Sponsor. The Company intends to add a risk factor to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 to be filed with the Commission. Such risk factor is included below.

The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent our initial business combination.

CFIUS has authority to review direct or indirect investments whereby a foreign person acquires “control” over or, for more sensitive businesses involving critical technology, critical infrastructure, and sensitive personal data, certain types of non-controlling rights in U.S. businesses. Some transactions within the jurisdiction of CFIUS trigger a mandatory CFIUS filing requirement. Otherwise, notifying CFIUS of a transaction within its jurisdiction is voluntary. CFIUS can reach out to parties to transactions within its jurisdiction that did not notify CFIUS and request that the parties submit a CFIUS notice and can self-initiate national security reviews. If CFIUS identifies national security concerns in connection with its review of an investment, CFIUS has the power to impose measures to mitigate such concerns and, in extreme cases, require the foreign person to divest of the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, whether the investor/acquiror of the U.S. business is a “foreign person” or “foreign entity,” the nature and structure of the transaction, the level of beneficial ownership interest being acquired, and the nature of any information or governance rights acquired by the foreign investor. Chief Operating Officer of the Company, who is also a director of the Company, is a non-U.S. person. Another director of the Company and an advisor of the Company are also non-U.S. persons. The Sponsor is not a non-U.S. person, is not controlled by a non-U.S. person and has no substantial ties with a non- U.S. person. The individuals mentioned above hold certain founder shares through the Sponsor. In addition, the Company currently is incorporated in the Cayman Islands, but prior to our initial business combination, the Company will change its jurisdiction of incorporation from the Cayman Islands to the State of Delaware. At that time, prior to the consummation of our initial business combination, we do not believe that the Company will be a “foreign entity” under the CFIUS regulations, but we cannot predict whether CFIUS would treat the Company as a foreign person/entity or whether CFIUS would consider our initial business combination, including the domestication and/or acquisition, as a covered transaction.

Our initial business combination may be subject to CFIUS review, depending on the ultimate share ownership of the combined company following our business combination and other factors. As a result, the pool of potential targets with which we could complete an initial business combination may be limited. If we think the risk that our initial business combination will trigger a mandatory CFIUS filing is low and that our initial business combination otherwise does not raise sensitive national security concerns, we may determine to proceed with the transaction without notifying CFIUS and risk CFIUS intervention before or after closing the transaction. The time necessary for CFIUS review of the transaction or a decision to delay or prohibit the transaction may prevent our initial business combination from occurring within the applicable time period required under our Amended and Restated Memorandum and Articles of Association. If we are unable to consummate our initial business combination within the applicable time period required under our Amended and Restated Memorandum and Articles of Association, we will be required to wind up, redeem and liquidate. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through our initial business combination. Additionally, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up.

If you have further comments, please feel free to contact our counsel, Ari Edelman at (212) 547-5372.

Sincerely,

/s/ Elaine Price
Elaine Price
Chief Financial Officer
Innovative International Acquisition Corp.

cc:

Ari Edelman, Esq.

McDermott Will & Emery LLP